

April 30, 2013

Via E-Mail
Mr. Michael J. Grebe
Chairman and Chief Executive Officer
Interline Brands, Inc.
701 San Marco Boulevard
Jacksonville, FL 32207

> **Re:** **Interline Brands, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 12, 2013**
> **File No. 1-32380**

Dear Mr. Grebe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Via E-Mail
Stuart H. Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004